Exhibit 99.1

ANNUAL INFORMATION FORM

for the year ended October 31, 2014

December 9, 2014

DOCUMENTS INCORPORATED BY REFERENCE

Financial Statements and notes thereto contained in the 2014 Annual Report on pages 7 to 14.

Management's Discussion and Analysis dated December 8, 2014 also contained in the 2014 Annual Report on pages 17 to 24.

Management Information Circular dated as of January 10, 2014.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency amounts in this Annual Information Form and the documents which are incorporated herein by reference are stated in United States dollars, except where otherwise specifically stated. As of December 8, 2014 the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Cdn. $1.1472.

INCORPORATION

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the laws of the Province of Ontario on November 15, 1961 as a specialized investment holding company. Following its incorporation, Central Fund invested mainly in shares and other securities of Canadian issuers, primarily with a view to capital appreciation. In September of 1983, Central Fund changed its character to that of a passive, non-operating, specialized investment holding company the assets of which were then held through its wholly-owned subsidiaries, almost entirely in pure gold and silver bullion, primarily in international bar form.

On April 5, 1990, Central Fund was continued as a corporation under the laws of the Province of Alberta and discontinued under the laws of the Province of Ontario. Pursuant to the Asset Transfer Agreements dated as of June 30, 1990, between Central Fund and each of its then wholly-owned subsidiaries, Central Fund purchased the assets of such subsidiaries, which consisted primarily of gold and silver in international bar form, and gold and silver bullion certificates. These subsidiaries were in turn wound up and dissolved subsequent to the above transactions.

The Head Office of the Company is located at Suite 805, 1323 15th Avenue S.W., Calgary, Alberta T3C 0X8 and the Administrator's Shareholder and Investor Inquiries Office is located at 55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2.

DESCRIPTION OF THE COMPANY

General

Central Fund is a specialized investment holding company, the objective of which is to provide a secure, convenient, low-cost, exchange tradeable investment alternative for investors interested in holding an investment in gold and silver bullion for long-term appreciation. Its policy is to invest virtually all of its assets in long-term holdings of unencumbered, allocated and segregated gold and silver bullion, and not to speculate with regard to short-term changes in gold and silver prices, thereby providing retail and institutional investors with an ability to effectively hold interests in gold and silver bullion without the associated high transaction and handling costs and inconvenience. The investment policies established by the Board of Directors of Central Fund require the Company to hold at least 90% of its net assets in gold and silver bullion, primarily in bar form. Although Central Fund’s investment policies permit investing in securities, Central Fund disposed of its nominal holding of gold and silver related shares some years ago and does not intend to invest any of the Company’s assets in those types of securities in the foreseeable future. As of October 31, 2014, Central Fund's net assets had a market value of approximately $3,238 billion and consisted of 60.9% gold bullion and certificates, 38.5% silver bullion and certificates and 0.6% cash and other working capital amounts. Central Fund expects these relative percentages to vary from time to time, but it does not intend to substantially increase the relative proportion of cash (except on a short-term basis when cash flow can increase for the reasons noted in the Management’s Discussion and Analysis - Liquidity and Capital Resources also contained within the 2014 Annual Report to Shareholders). Central Fund believes that it is the only company listed on a United States or Canadian stock exchange with the structure and the specific investment policies outlined below.

Investment Policies and Operations of Central Fund

Central Fund is a specialized investment holding company the investment objective of which is to hold almost all of its net assets in gold and silver bullion, primarily in international bar form. Central Fund's investment policy is determined by its Board of Directors, subject to the provisions of its governing articles. A summary of Central Fund's policy regarding the components of its net assets is as follows:

1.	At least 85% of Central Fund's net assets shall consist of long-term holdings of gold and silver bullion in bar form.

2.	At least 90% of Central Fund's net assets shall consist of gold and silver bullion in bar and certificate form.

3.	A nominal portion of Central Fund’s net assets not invested in gold and silver bullion may be invested in marketable securities related to the gold and silver markets and industries, although it is not currently the policy to do so.

4.	Central Fund's policy is to only hold "cash assets" (consisting of cash and short-term obligations issued or guaranteed by the governments of Canada or the United States, or any political subdivisions thereof and short-term deposits with financial institutions or investment grade commercial paper) for the purposes of paying dividends and expenses, and to generate interest income.

5.	Generally, at the time it invests in gold and silver bullion, Central Fund intends that no more than 10% of its net assets shall be cash assets.

With regard to Central Fund's holding of gold and silver bullion in bar form, it is Central Fund's policy to assess from time to time its mix of such gold and silver bullion holdings based upon the Board of Directors’ analysis of the current, historical and projected gold to silver price relationship, supply and demand factors and the Board of Directors’ analysis of Central Fund's current holdings of gold and silver bars. It is Central Fund's intention to hold both gold and silver bars, but not necessarily in the same proportion as is currently held.

4.

With regard to Central Fund's nominal holdings of bullion certificates, the relative proportions of these items against physical bullion may vary from time to time according to the Board of Directors’ assessment of market factors.

The governing articles of Central Fund require that at least 75% of the market value of Central Fund's non-cash net assets be invested in gold and silver bullion related investments. This requirement can be changed only with approval of the holders of Central Fund's Class A non-voting shares, to be given in the manner set out under "Investment Restrictions" below.

Central Fund's earned income objective is secondary to its investment objective of holding almost all of its net assets in gold and silver bullion, primarily in international bar form. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and to meet the Class A non-voting shares’ dividend requirements for the near to medium term.

Investment Restrictions

The governing articles of Central Fund contain provisions to the effect that Central Fund may not:

(i)	invest less than 75% of the market value of its non-cash net assets in gold and silver related investments;

(ii)	purchase any security (other than short-term government securities, short-term deposits with financial institutions and investment grade commercial paper) issued by any issuer if, immediately after and as a result of such purchase, more than 10% of Central Fund's net assets would consist of securities issued by such issuer;

(iii)	purchase any security issued by any issuer if, immediately after and as a result of such purchase, Central Fund would own more than 10% of any class of the outstanding securities issued by such issuer;

(iv)	purchase any security or property on margin or otherwise incur indebtedness (other than in the ordinary course related to settlements of its principal positions in securities or bullion) aggregating at any time in excess of 5% of its total net assets;

(v)	invest in securities of any issuer of which more than 5% of the issued and outstanding voting shares are beneficially owned, either directly or indirectly, by any Officer or Director of Central Fund or by any person that shall, by agreement, be responsible for administering or managing the affairs of Central Fund or for providing investment advice to Central Fund, or any combination thereof; or

(vi)	purchase securities from, or sell securities to, any person that is the holder of 10% or more of Central Fund's Common shares, any person that shall, by agreement, be responsible for administering or managing the affairs of Central Fund or for providing investment advice to Central Fund, or any officer or Director of any of the foregoing or of Central Fund.

5.

There is no restriction on the maximum proportion of the assets of Central Fund which may be invested in gold and silver bullion.

The above restrictions can only be changed with the prior approval of the holders of the Class A non-voting shares then outstanding given in writing by the holders of all of the Class A non-voting shares or by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for such purpose. Within these restrictions the Board of Directors determines Central Fund's investment policies which may be changed without notice to or vote by the holders of Class A shares. In connection with its U.S. public offering in August 1987, Central Fund modified its investment policies to, among other things, increase the percentage of its non-cash net assets to be held in gold and silver in bar form and as otherwise set forth herein. Prior to such offering, Central Fund had not changed its investment policies since 1983, and it has no present intention of changing said policies.

Administration

Pursuant to an amended and restated Administrative and Consulting Agreement (the "Administration Agreement") with the Corporation dated November 1, 2005, The Central Group Alberta Ltd. (the “Administrator"), is responsible for the general administration of the affairs of Central Fund under the direction of the Board of Directors of Central Fund. This includes the provision of administrative and consulting services required by Central Fund, including the provision of general market and economic advice with respect to the investment of Central Fund's assets in accordance with its investment policies and restrictions. Under the terms of the Administration Agreement, the Administrator arranges, at its expense, for certain services from others, including currently Mr. Ian M.T. McAvity, President of Deliberations Research Inc. and a Director of Central Fund, who provides general advice in relation to analysis of bullion market trends and developments and guidance to the Boards of Central Fund and the Administrator; and Mr. Malcolm Taschereau, a former President of Dome Mines Limited and retired director and Mr. Douglas E. Heagle, the Chairman of NSBL International and retired director, provide general advice to Central Fund. The shares of the Administrator are sixty percent owned by Mr. Philip M. Spicer (a Director of Central Fund), and forty percent owned by his son, Mr. J.C. Stefan Spicer (Chairman, President & CEO and a Director of Central Fund).

In addition, the Administrator provides and pays for all office services, supplies and facilities and, through its staff and designated independent contractors, generally oversees the day-to-day administration of Central Fund's affairs. Central Fund is responsible for the payment of direct expenses such as brokerage, listing, legal, audit, insurance, safekeeping, transfer agent fees, Directors' fees and expenses, taxes and expenses incurred with respect to reporting to its shareholders. It is Central Fund's intention that its total annual expenses, including the fees payable to the Administrator under the Administration Agreement but excluding income taxes, not exceed one percent of its total assets; however, in view of the costs associated with maintaining holdings of gold and silver bullion, Central Fund cannot assure that its annual expenses will not exceed one percent.

6.

In consideration for services rendered pursuant to the Administration Agreement, Central Fund pays the Administrator a monthly administration and consulting fee based on Central Fund's net assets determined at such month-end. From 1996 through to October 31, 2005, the fee was computed at the annual rate of one-half of one percent of Central Fund's net assets up to $50,000,000, three-eighths of one percent on such assets from $50,000,001 to $100,000,000 and one-quarter of one percent on such assets over $100,000,000. Effective November 1, 2005 the fee schedule was reduced for at least a ten-year term. Therefore, for at least the next year the annual fee will be computed at 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding $1 billion. The approval of the reduced administrative and consulting fee schedule followed Board Committees’ requests on August 8, 2005 for the review of agreements of the Administrator. Fees paid by Central Fund to the Administrator for the fiscal years ended October 31, 2014, 2013 and 2012 were, in U.S. dollars, $6,700,250, $8,045,576 and $9,287,471 respectively. The Administration Agreement may be amended at the discretion of Central Fund's Board of Directors and the Administrator without the approval of Central Fund's shareholders.

The Administration Agreement is in force until October 31, 2015 and continues in force for three-year periods thereafter unless terminated by Central Fund. Central Fund may at any time effect such termination effective as of such maturity or any renewal thereof by not less than sixty day’s prior notice if a majority of the Directors of Central Fund (excluding such as are also directors, officers, employees or shareholders of the Administrator or advisors to Central Fund through the Administrator) determine that the performance by the Administrator of its obligations thereunder is not satisfactory and if such termination is then approved by the holders of Class A non-voting shares, such approval to be given by the affirmative vote of at least a majority of the votes cast at a meeting of such holders called pursuant to the articles and by-laws of Central Fund for such purpose.

Brokerage Allocation

Central Fund has no pre-arrangement, formula or method for allocating the brokerage business arising from its purchases and sales of bullion. Transactions in bullion are generally done with dealers acting as principals and thus are done on a net price basis, which reflects the dealers' spread between bid and asked prices. Central Fund's policy is to execute all bullion transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges. This policy governs the selection of brokers and dealers and the market in which a transaction is executed.

Competitive Factors

Because gold and silver prices are established in an extensive international market which is not dominated by any single party, Central Fund believes that it competes on an equal basis with other entities when buying and, should it be required, selling gold and silver bullion and bullion related investments.

Principal Assets

Central Fund's assets consist almost entirely of gold and silver bullion, all of which is stored in the vaults of the Canadian Imperial Bank of Commerce (“CIBC”) in Toronto, Regina, Winnipeg, Montreal and Vancouver, Canada. As at October 31, 2014, the composition of gold and silver bullion held by Central Fund was as follows:

7.

Gold Bullion:	Fine Ounces
Long-term physical holdings, 400 fine oz. bars	1,673,329
Long-term physical holdings, 100 fine oz. bars	12,889
Bullion certificates issued by CIBC	8,427
1,694,645

Silver Bullion:	Ounces
Long-term physical holdings, 1000 oz. bars	76,708,551
Bullion certificates issued by CIBC	255,551
76,964,102

Central Fund’s gold and silver bars are segregated, specifically identified by refiner, bar number, fineness and weight, and CIBC carries certain insurance for their custodial business. Central Fund’s physical bullion holdings, or any portion thereof, may only be released by CIBC upon receipt of a certified resolution of Central Fund's Board of Directors authorizing such release.

Central Fund’s nominal holdings of bullion certificates are deposited with CIBC, registered in the nominee name of CIBC, and are insured by it and not by Central Fund itself. Central Fund, as holder of the bullion certificates, may demand delivery of the underlying bullion at the head office of the certificate issuer. In the case of bullion certificates issued by CIBC, the certificate holder has no security interest in the underlying bullion and thus the ability to receive delivery upon demand could be adversely affected by factors which may influence the credit worthiness of CIBC. At October 31, 2014, CIBC's total assets were approximately Cdn. $415 billion, and its net worth was approximately Cdn. $18.8 billion.

The Company effects periodic public offerings of its Class A non-voting shares. On April 6, 2011, the Company, through a public offering, issued 16,150,000 Class A non-voting shares for proceeds of $345,739,200 net of underwriting fees of $14,405,800. Costs relating to this public offering were $412,472 and net proceeds were $345,326,728. The Company used the net proceeds from this public offering to purchase 190,410 fine ounces of gold at a cost of $272,304,500 and 1,755,000 ounces of silver at a cost of $66,213,500, all in physical bar form. The balance of $6,808,728 was retained by the Company in interest-bearing cash deposits for working capital purposes.

SELECTED FINANCIAL INFORMATION

For the year ended October 31, 2004, with retroactive application to prior years, the Company early adopted Accounting Guideline 18, Investment Companies (“AcG - 18”), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred. While the Company’s accounting policy, prior to adoption of AcG - 18, had been to measure its investments at market value, the Company did not recognize any unrealized gains and losses in income, but instead recognized them as a separate component of shareholder’s equity until gains or losses were realized, at which time they were recognized as such.

The net asset value of Central Fund is identical under both Canadian and United States GAAP.

8.

The following presentation of selected financial data for the last three fiscal years reflects the application of the AcG - 18 accounting policy:

	Years ended October 31
	2014	2013	2012
	U.S.$	U.S.$	U.S.$
Change in unrealized appreciation of holdings (in millions)	$(732.5)	$(1,445.2)	$(155.9)
Net income (loss) for the year inclusive of the change in unrealized appreciation of holdings (in millions)	$(744.2)	$(1,459.3)	$(172.1)
Net income (loss) per Class A share	$(2.92)	$(5.74)	$(0.68)
Total net assets (in millions)	$3,237.9	$3,984.6	$5,446.4
Change in net assets from prior year (in millions)	$(746.7)	$(1,461.8)	$(174.5)
% change from prior year	(18.7)%	(26.8)%	(3.1)%
Change in net assets per Class A share from prior year	$(2.94)	$(5.74)	$(0.69)
% change per Class A share from prior year	(18.8)%	(26.8)%	(3.1)%
Gold price (U.S. $ per fine ounce)	$1,164.25	$1,324.00	$1,719.00
% change from prior year	(12.1)%	(23.0)%	(0.2)%
Silver price (U.S. $ per ounce)	$16.20	$22.20	$32.28
% change from prior year	(27.0)%	(31.2)%	(5.7)%
Exchange rate: $1.00 U.S. = Cdn.	$1.1275	$1.0429	$0.9996
% change from prior year	8.1%	4.3%	0.6%

Exchange Rate

The Canadian dollar exchange rates for United States dollars for each of the years in the five-year period ended October 31, 2014 as reported by the Bank of Canada were as follows:

Year Ended October 31	Cdn. $ per U.S. $1.00
	Average	Last	Low	High
2010	1.0377	1.0188	0.9961	1.0778
2011	0.9868	0.9935	0.9449	1.0604
2012	1.0047	0.9996	0.9710	1.0487
2013	1.0198	1.0429	0.9839	1.0576
2014	1.0906	1.1275	1.0415	1.1289

9.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The information set forth within the 2014 Annual Report entitled Management’s Discussion and Analysis of December 8, 2014 is incorporated herein by reference.

CAPITAL STRUCTURE, DIVIDENDS AND MARKET FOR SECURITIES

Capital Structure

The authorized capital of the Company consists of 50,000 Common shares without nominal or par value, of which 40,000 such shares were issued and outstanding at the date hereof, and an unlimited number of Class A non-voting shares with preference rights and without nominal or par value, of which 254,432,713 such shares were issued and outstanding as at October 31, 2014.

Class A Non-voting Shares

Notice of Meetings:

Holders of Class A non-voting shares are entitled to notice of and to attend all meetings of shareholders. Holders of Class A non-voting shares are not entitled to vote at any meetings of shareholders of Central Fund except as provided for by law and with respect to those matters set out in the articles of the Company, the majority of which are described below.

Certain Voting Rights:

So long as any Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose:

(i)	approve any change in the minimum amount of Central Fund’s assets which must be invested in gold and silver related investments as required by its articles of incorporation. This minimum amount is currently set at 75% of the market value of the non-cash net assets of the Company;

(ii)	approve any change in the restrictions on the investments which Central Fund is permitted to make;

(iii)	issue more than an additional 10,000 Common shares;

(iv)	create any class of shares ranking in preference or priority to the Class A non-voting shares:

(v)	create any class of shares ranking as to dividends in preference to or on a parity with the Common shares:

(vi)	consolidate or subdivide the Common shares, except where the Class A non-voting shares are consolidated or subdivided on the same basis;

10.

(vii)	reclassify any shares into Class A non-voting shares or Common shares; or

(viii)	provide to the holders of any other class of shares the right to convert into Class A non-voting shares or Common shares.

In addition, so long as any of the Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of a majority of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose, appoint any person, firm or corporation to replace the Administrator (or any duly authorized replacement of the Administrator) or to perform generally the duties and responsibilities of the Administrator under the Administration Agreement.

Dividends:

The Class A non-voting shares are entitled to receive a preferential non-cumulative dividend of U.S. $0.01 per share per annum and thereafter to participate pro rata in any further dividends with the Common shares on a share-for-share basis.

Purchase for Cancellation of Class A Non-voting Shares:

Central Fund may, at any time or times, subject to applicable regulatory requirements, purchase for cancellation in the open market or by invitation for tenders to all holders all or any part of the Class A non-voting shares then outstanding at the market price or lowest tender price per Class A non-voting share, as the case may be.

Rights on Liquidation:

In the event of the liquidation, dissolution or winding-up of Central Fund, the holders of Class A non-voting shares are entitled to receive U.S. $3.00 per share together with any declared and unpaid dividends thereon, calculated to the date of payment before any amount is paid or any assets of Central Fund are distributed to the holders of Common shares or any shares ranking junior to the Class A non-voting shares. The holders of Class A non-voting shares are entitled to participate pro rata in any further distributions of the assets of Central Fund with the holders of the then outstanding Common shares on a share-for-share basis.

Retraction:

Any holder of Class A non-voting shares is entitled, upon 90 days’ notice, to require Central Fund to redeem on the last day of any of Central Fund’s fiscal quarters, all or any of the Class A non-voting shares which that person then owns. The retraction price per Class A non-voting share shall be 80% of the net asset value per Class A non-voting share as of the date on which such Class A non-voting shares are redeemed. The articles of Central Fund provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws and regulations.

11.

Common Shares

The Common shares entitle the holders to one vote per share at all annual and general meetings of the shareholders. The rights of Common shares in respect of dividends and upon liquidation rank secondary to those of the Class A non-voting shares as described above.

Dividends

As indicated above, the Company pays an annual dividend of U.S. $0.01 per Class A non-voting share under the rights attaching to such shares. The dividend amounts paid in respect of the fiscal years ended October 31 in 2014, 2013 and 2012 were U.S. $2,544,327, U.S. $2,544,327 and U.S. $2,544,327 respectively.

Market for Securities

Central Fund's Class A non-voting shares have been listed on the NYSE MKT (formerly known as the NYSE Amex and prior to that as the American Stock Exchange) since April 3, 1986 and on The Toronto Stock Exchange since 1965. On December 8, 2014, there were 1,130 registered holders of record of the Class A non-voting shares, the substantial majority of beneficial holdings being in unregistered form.

The following table sets forth the high and low net asset value of Central Fund's Class A non-voting shares based upon the daily London P.M. gold fix and the daily London silver fix as well as the high and low closing market prices per Class A non-voting share and trading volumes as reported on such exchanges for the 12 months ended October 31, 2014:

	Net Asset Value (U.S. $)		NYSE MKT (U.S. $)			Toronto Stock Exchange (Cdn. $)
Fiscal Month Ended	High	Low	High	Low	Volume	High	Low	Volume
2013 - November 30	15.55	14.37	14.86	13.37	14,879,000	15.49	14.03	842,194
December 31	14.69	13.93	13.84	12.94	25,152,241	14.67	13.81	1,452,327

2014- January 31	14.66	14.15	13.94	13.38	17,383,703	15.34	14.47	1,202,898
February 28	15.67	14.29	15.13	13.69	25,873,446	16.77	15.20	1,256,450
March 31	15.80	14.69	15.11	13.76	18,726,773	16.77	15.21	1,306,991
April 30	15.02	14.47	14.04	13.69	14,427,184	15.40	15.05	866,469
May 31	14.81	14.16	14.11	13.29	15,804,887	15.36	14.47	929,117
June 30	15.27	14.07	14.54	13.14	16,432,229	15.61	14.33	703,366
July 31	15.52	14.91	14.84	14.03	17,286,135	15.90	15.05	1,247,369
August 31	14.93	14.44	14.05	13.59	10,822,910	15.36	14.89	527,528
September 30	14.37	13.36	13.57	12.31	21,578,020	14.83	13.80	855,065
October 31	13.66	12.72	12.68	11.61	26,827,137	14.22	13.05	992,375

Central Fund's 40,000 issued and outstanding Common shares are closely held and are not listed on any exchange.

12.

DIRECTORS AND OFFICERS

The Directors and Officers of Central Fund are listed below. Terms of office run from the date of election or appointment until the close of the next annual meeting.

Name, Residence and Principal Occupation	Position and Office with Central Fund	Year Elected or Appointed to Position

John S. Elder Q.C.
Toronto, Ontario
Owner, Anchor Corporate Goverance
(Barristers & Solicitors)	Secretary	1983

Brian E. Felske
Markdale, Ontario
President, Brian E. Felske & Associates Ltd.	Director
(Mining Consultants)	(A)(C)(I)	2011

Bruce D. Heagle
Ancaster, Ontario
President, NSBL International	Director
(International Investor)	(A)(C)(I)	2011

Ian M.T. McAvity
Toronto, Ontario
President, Deliberations Research Inc.	Director
(Economic Consultants)	(C)(I)(L)	1983

Michael A. Parente CPA, CMA, CFP
Hamilton, Ontario	Director
President, M.A.P. Consulting and Financial Services	(A)(I)	1992

Dale R. Spackman Q.C.
Calgary, Alberta
Partner, Parlee McLaws LLP	Vice-Chairman	2001
(Barristers & Solicitors)	and Director	1990

J.C. Stefan Spicer
Lynden, Ontario
Chairman, President & CEO, Central Fund of Canada Limited	Chairman,
Chairman, President & CEO, Central GoldTrust	President, CEO	1997
Chairman, President & CEO, Silver Bullion Trust	and Director	1995

Philip M. Spicer
Ancaster, Ontario
President, The Central Group Alberta Ltd.
(Administrator of Central Fund)	Director	1961

Catherine A. Spackman CMA
Calgary, Alberta
Treasurer, The Central Group Alberta Ltd.	Treasurer	1989
(Administrator of Central Fund)	and CFO	2003

Teresa E. Poper CB
Ancaster, Ontario
Assistant Treasurer	Assistant Treasurer	2005

13.

Notes:

(A)          Member of Audit Committee

See "Audit Committee Matters" below.

(C)          Member of Corporate Governance Committee

The Corporate Governance Committee is responsible for: developing the Company's approach to governance issues; reviewing the effectiveness of the Board’s practices in light of emerging and changing regulatory requirements; assessing new nominees for the Board and planning education programs for them; and assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members. The Committee’s responsibility extends to ensuring that the Board can function independently of the Senior Executive Officers and monitoring the Board’s relationship to the Senior Executive Officers. It reviews the communications policy of the Corporation to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. The Committee recommends topics of interest or importance for discussion and/or action by the Board. It annually reviews the charters, mandates and policies of the Corporation, the timing and adequacy of materials provided to Directors or Committee members, the continuing qualifications and contribution of individual members as well as any conflicts of interest and time commitments. It also reviews the adequacy and form of the compensation of Directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director. The Committee is also responsible for approving the engagement by one or more Directors of an outside legal or other advisor at the expense of the Corporation should such extraordinary circumstances ever arise. The Committee meets independently of Senior Executive Officers from time to time or as necessary. Mr. McAvity chairs the Corporate Governance Committee.

(I)          In the view of the Board, is independent under the corporate governance guidelines of the Canadian Securities Administrators.

(L)          Lead Director.

AUDIT COMMITTEE MATTERS

Composition and Background

The Audit Committee is currently comprised of Messrs. Brian Felske, Bruce D. Heagle, and Michael A. Parente. Mr. Heagle serves as its Chairman.

Each is "independent" as contemplated by National Instrument 52-110 (“NI 52-110”) of the Canadian securities regulatory authorities and each is financially literate, meaning that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the financial statements of Central Fund. Each of the members of the Audit Committee, is regarded by the Board, by virtue of his respective education and/or business background, as well as experience with Central Fund, as having: (a) a basis for understanding the accounting principles used by the Company to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience analyzing or evaluating financial statements of the type referred to above and, in the case of Mr. Parente, experience supervising one or more persons engaged in such activities; and, (d) an understanding of internal controls and procedures for financial reporting.

14.

Mr. Felske has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies. Mr. Heagle has an MBA from the Richard Ivey Business School. He has been an officer since 1982 and President and a director of National System of Baking Ltd. since 1991 and is President of its division, NSBL International (private capital investments). Mr. Parente is a Certified Professional Accountant, Certified Management Accountant and Certified Financial Planner in Canada and has been a financial consultant since 2009. Prior to that, he had been the Director of Finance for First Ontario Credit Union since 2004. From February, 1990 to August, 2002, Mr. Parente was the Vice-President Finance of Central Fund. Previously, for over 15 years, he was Chief Financial Officer for a mutual fund management company.

Responsibilities

The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•	the Committee communicates its expectations to the Senior Executive Officers and the external Auditors with respect to the nature, extent and timing of its information needs. The Committee expects that draft financial statements and other written materials will be received from the Senior Executive Officers several days in advance of Committee meeting dates;

•	the Committee, in consultation with the Officers and the external Auditors, develops an Audit Committee agenda which is responsive to the Committee's needs as set out in its charter;

•	the Committee, in consultation with the Senior Executive Officers and the external Auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact the Corporation's financial disclosure and presentation;

•	the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with the Senior Executive Officers, other Board members and the external Auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of the Corporation and after consultation with the President, engage an outside advisor with special expertise;

•	as the external Auditor's responsibility is not only to the Board of Directors but to the Audit Committee as representatives of the shareholders, the Committee expects the external Auditors to report to it all material issues arising out of their services or relationship with the Corporation; and

•	the Committee pre-approves both audit and non-audit services.

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Charter

The charter of the Audit Committee is as follows:

“Purpose

The primary function of the Audit Committee is to assist the board of directors of the Corporation (the "Board") in fulfilling their oversight responsibilities by reviewing:

(a)       selection, independence and effectiveness of the external Auditors;

(b)       the financial statements and other financial information and reports which will be provided to the shareholders and others;

(c)       the financial reporting process; and

(d)       the Corporation’s internal audit activity and controls.

The external Auditor’s ultimate responsibility is to the Corporation and the Audit Committee, as representatives of the shareholders. These representatives have the ultimate authority to evaluate and, where appropriate, recommend replacement of the external Auditors.

The Committee shall be given full access to the Corporation’s records, those of Central Group Alberta Ltd. (the “Administrator”) and access to the external Auditors as necessary to carry out these responsibilities.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The members of the Audit Committee are not employees of the Corporation or the Administrator. It is not the duty of the Audit Committee to conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and applicable rules and regulations. These are the responsibilities of the Senior Executive Officers. The external Auditor’s responsibility is to perform an audit to determine whether the financial statements prepared by the Senior Executive Officers are, in all material respects in accordance with Canadian GAAP.

Qualification of Members

1.          The members of the Audit Committee (the “Committee”) shall be three or more in number and be “independent” as defined in National Instrument 52-110 of the Canadian securities regulators. “Independent” for this purpose means that a member has no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with his or her independent judgment. Members of the Committee shall not receive any remuneration other than for acting as a member of the Committee or another Committee or as a Board member.

2.          All members of the Committee shall, as stipulated in National Instrument 52-110, be “financially literate”, that is to say have the ability to read and understand financial statements and related notes that present a breadth and level of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

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Operating Procedures

1.          The Committee requires that the Senior Executive Officers provide for review draft annual and quarterly financial statements, annual and quarterly reports, Management’s Discussion and Analysis, Annual Information Form and press releases where relevant, in a timely manner before the scheduled Committee meetings.

2.          The Committee meets annually in December (twice) so as to be able to review the draft annual audited financial statements, Integrated Audit Results and related materials, and meets quarterly as required to review the draft first, second and third quarter unaudited financial statements and the accompanying report to shareholders as well as the external Auditors review report on the quarter.

3.          At least annually, the Committee reviews its effectiveness and the contribution of each of its members.

4.          The Committee shall have adequate resources and authority to discharge its responsibilities and will expect the external Auditors to generally confirm with Accounting Standard No. 16 of the PCAOB in their communications with the Committee.

5.          The Committee shall have the authority to engage and compensate independent counsel and other advisors which it determines are necessary to enable the Committee to carry out its duties, and to communicate directly with the external Auditors.

Relationship with External Auditor and Review Responsibilities

1.          The external Auditors are accountable to the Board and the Committee, the Committee serving as representatives of the shareholders of the Corporation. As such representatives, the Committee has overall responsibility for selection of the external Auditors and recommends to the Board, the firm of external Auditors to be put forward for shareholder approval at each annual meeting. The Committee will only select external Auditors who (a) participate in the oversight program of the Canadian Public Accountability Board (the “CPAB”) and the Public Company Accounting Oversight Board (the “PCAOB”) and (b) are in good standing with the CPAB and PCAOB.

2.          The Committee annually reviews and discusses communications from the external Auditors detailing factors that might have an impact on the Auditors’ independence, including all services provided and fees charged by the external Auditors as required by the Canadian Securities Administrators or Chartered Professional Accountants Canada and the standards and rules of the Securities and Exchange Commission and the PCAOB to the extent applicable. The Committee satisfies itself regarding the independence of the Auditors and reports its conclusions, and the basis for those conclusions, to the Board.

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3.          The Committee reviews and recommends to the Board for approval the annual audited financial statements and accompanying report to shareholders as well as related documents such as the Annual Information Form or equivalent filings and the Management’s Discussion and Analysis.

4.          The Committee also reviews and recommends to the Board for approval the unaudited financial statements for the first, second and third quarters, Management's Discussion and Analysis and related reports to shareholders.

5.          The Committee is responsible for approving the scope of the annual audit, the audit plan, the access granted to the Corporation’s records and the co-operation of the Senior Executive Officers and officers of the Administrator in any audit and review function.

6.          The external Auditor is required to communicate with the Committee matters relating to the planning, conduct and results of the audit and to discuss with the Committee its views about the quality of the accounting policies adopted by the Senior Financial Officers in preparing the financial statements with a particular focus on the accounting estimates and judgments made by the Senior Executive Officers selection of accounting principles. The Committee meets in private with appropriate Senior Executive Officers and separately with the external Auditors to share perceptions on these matters, discuss any potential concerns and agree upon appropriate action plans.

7.          The Committee is responsible for reviewing the communications from the external Auditors relating to material weakness in internal control over financial reporting.

8.          The Committee is responsible for reviewing the work of the external Auditors, including their findings and recommendations, as well as the Senior Executive Officers’ response to any such findings and recommendations, and resolving any disagreements between them and the external Auditors regarding financial reporting.

9.          The Committee should pre-approve all audit services and any non-audit services to be provided by its external Auditors or any public accounting firm.

10.          The Committee should review tihe the external Auditors any public report of the CPAB referable to audit quality issues pertaining to the external Auditors.

11.          The Committee is responsible for assessing the effectiveness of the working relationship of the external Auditors with the Senior Executive Officers.

12.          The Committee is responsible for annually reviewing the performance of, and approving the fees charged by, the external Auditors and for performing a comprehensive review of the external Auditors not less often then every five years.

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13.          The Committee is also responsible, when circumstances dictate, for recommending to the Board the removal and replacement of external Auditors.

14.          The Committee shall establish procedures for dealing with complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by Senior Executive Officers of the Corporation or officers and employees of the Administrator regarding such matters (i.e. whistle-blowing).

15.          The Committee shall review and approve the hiring by the Administrator of employees and former employees of the external Auditors who were involved in audit of the Corporation’s accounts.

16.          The Committee shall review and comment to the Board on all related-party transactions.

17.          The Committee shall review any change in the Corporation’s Code of Ethics for Senior Financial Officers.

18.          The Committee shall, when feasible, review the relevant portions of any prospectuses, registration statements, information circulars and other reporting issuer or disclosure statements of the Corporation involving and as related to financial disclosure.

Relationship to Internal Audit

1.          The Committee is responsible for reviewing and approving the Senior Executive Officers’ decisions relating to any potential need for internal auditing, including whether this function should be outsourced and if such function is outsourced, to approve the supplier of such service.

2.          The Committee is responsible for ensuring that the Senior Executive Officers have designed and are implementing an effective system of internal control over financial reporting.

Disclosure

1.          The Committee provides a report annually to the shareholders, as part of the Information Circular for the annual meeting, which briefly summarizes the nature of the activities of the Committee.

Procedures

1.          The times and locations of meetings of the Committee, the calling of such meetings and all aspects of procedure at such meetings shall be determined by the Committee, as the case may be, provided that in every case:

(a)          the presence of at least two members shall be necessary to constitute a quorum; and

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(b)          the acts of the Committee or any sub-committee, at a duly constituted meeting, shall require no more than the vote of a majority of the members present and that, furthermore, in any circumstance, a resolution or other instrument in writing signed by all members of the Committee shall avail as the act of the Committee.

2.          The Secretary of the Corporation, failing which the Assistant Secretary of the Corporation, shall be the Secretary of the Committee.”

The following table sets out information in relation to the fees of the Auditors, Ernst & Young LLP, and Accounting Oversight Boards, in respect of the past two fiscal years of the Company:

Fiscal Year Ended	Audit Fees		Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)

October 31, 2014	$125,307	(1)	—	—	$47,450
October 31, 2013	$147,356	(1)	—	—	$73,937

Note (1) Includes audit and review of financial statements for statutory and regulatory filings of the Company.

(2) Audit-related Fees includes professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review of the financial statements not included in “Audit Fees”.

(3) Tax Fees include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) All Other Fees include an accounting support fee paid to the Public Accounting Oversight Board (PCAOB) and the Financial Accounting Standards Board (FASB).

The Audit Committee is required to approve all non-audit work undertaken by the Auditors. As a matter of policy, the Auditors are precluded by the Board of Directors from supplying: actuarial services; appraisal or evaluation services; fairness opinion or contribution-in-kind reports; bookkeeping or other services related to the accounting records or financial statements; broker or dealer, investment advisor or investment banking services; financial information systems design and implementation; internal audit outsourcing; legal or expert services related to the audit; and management functions or human resources.

RISK FACTORS

Shareholders and prospective investors should consider the following factors relating to the business and primary assets of Central Fund:

Gold and Silver Price Volatility

Central Fund’s affairs almost entirely involve purchasing and holding pure gold and silver bullion. Therefore, the principal factors affecting the price of its shares are factors which affect the price of gold and silver. Central Fund’s gold and silver bullion assets are traded internationally and are denominated in U.S. dollars. As at October 31, 2014, the Company’s net assets were made up of 60.9% gold bullion and certificates, 38.5% silver bullion and certificates and 0.6% cash and other working capital amounts. Central Fund does not engage in any leasing, lending or hedging activities involving its assets, so the value of the shares will depend on, and typically fluctuate with, the price fluctuations of gold and silver. The prices of gold and silver bullion may be affected by a variety of unpredictable, international, economic, monetary and political factors including:

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•	global gold and silver supply and demand, which is influenced by such factors as: (i) forward selling by gold and silver producers; (ii) purchases made by gold and silver producers to unwind gold and silver hedge positions; (iii) central bank purchases and sales; and (iv) production and cost levels in major gold-and-silver producing countries;

•	investors’ expectations with respect to various rates of inflation;

•	exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold and silver is generally quoted;

•	the volatility of interest rates; and

•	unexpected global, or regional, political or economic incidents.

Changing tax, royalty and land and mineral rights ownership and leasing regulations under different political regimes can impact market functions and expectations for future gold and silver supply. This can impact both gold and silver mining shares, and the relative prices of other commodities, which can also be competitive factors that impact investor decisions with respect to investing in gold and silver and in the Class A shares of Central Fund.

Foreign Exchange Rates

Central Fund maintains its accounting records, purchases gold and silver and reports its financial position and results in U.S. currency. However, certain of Central Fund’s expenses are paid, and the Class A shares trade on the Toronto Stock Exchange (“TSX”), in Canadian currency. Therefore, because exchange rate fluctuations are beyond Central Fund’s control, there can be no assurance that such fluctuations will not have an effect on Central Fund, its net asset value or on the trading price of the Class A shares.

Uninsured and Underinsured Losses

All of the gold and silver bullion owned by Central Fund is stored on an unencumbered and allocated basis in the treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”) in segregated safekeeping. The bullion is partially insured by Central Fund. While insurance is carried by such custodian, there is no assurance that such insurance is sufficient to satisfy any losses incurred by the custodian in respect of its relationship with Central Fund. In addition, Central Fund is not a named beneficiary under such insurance and would have to rely on the custodian’s efforts to recover its losses. Should such losses be found to be the fault of the custodian, recovery might be limited to the value of the gold and silver bullion at the time the loss is discovered. Any of the foregoing concerns could negatively affect the value of the assets of Central Fund.

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Net Asset Value

The net asset value of Central Fund’s gold and silver assets is based on the spot price reported for gold and silver bullion, respectively. Accordingly, the market value of the Class A shares may, at any time, be greater or less than the realizable value of the underlying assets, being primarily the gold, silver and cash owned by Central Fund. Central Fund has no control over the factors that affect the value of the gold and silver bullion held by Central Fund, including factors that affect gold and silver prices generally, such as general economic and political conditions and fluctuations in interest rates, and factors unique to the gold or silver industry.

Price Volatility of Other Commodities

Central Fund’s affairs may be affected to a limited extent by the price of other commodities which may be viewed by investors as competitively priced or as an alternative to investing in gold and silver related investments.

Canadian Federal Income Tax Considerations

If Central Fund were to cease to qualify as a “mutual fund corporation” under the Income Tax Act (Canada) (the “Tax Act”), the income tax considerations would be materially and adversely different in certain respects.

There can be no assurance that Canadian federal income tax laws and the administrative and assessing practices of the Canada Revenue Agency respecting the treatment of mutual fund corporations and the tax applicable to gains and losses will not be further changed or interpreted in a manner which adversely affects Class A shareholders.

United States Federal Income Tax Considerations

Central Fund has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Class A shares is very complex and, in certain cases, uncertain or potentially unfavorable to United States shareholders. Under current law, a non-corporate United States shareholder who has in effect a valid election to treat Central Fund as a qualified electing fund (“QEF”) should be eligible for the 20% maximum United States federal income tax rate on a sale or other taxable disposition of Central Fund’s shares, if such shares have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold or silver, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to a gain from the sale by a non-corporate United States shareholder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a United States shareholder (a “U.S. Holder”) that has made a QEF election on a disposition of Central Fund shares to the 28% rate. U.S. Holders should be aware that if they purchase Class A shares and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their Central Fund shares. In addition, a gain from the disposition of Class A shares may be subject to the 3.8% Medicare surtax. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to Central Fund.

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Under the QEF rules, in the event that Central Fund disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, United States shareholders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from Central Fund). Historically, Central Fund has declared and paid a cash distribution of U.S. $0.01 per share (prior to 1996, Cdn. $0.01 per share) on its outstanding Class A shares. In addition, it is the intention of Central Fund to distribute to holders of record of Class A shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A shares) such that the amount of cash distributions payable to an electing shareholder that holds Class A shares for the entire taxable year of Central Fund will be at least equal to the product of (i) Central Fund’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States shareholders, such cash distributions may not provide an electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Shareholders’ pro rata share of Central Fund’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Class A shares, whether from Central Fund or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS RISK FACTOR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. SHAREHOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS RISK FACTOR WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. SHAREHOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Enhanced Corporate Governance and Disclosure Regulations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations, primarily those promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (the “SEC”), the Canadian Securities Administrators, the New York Stock Exchange, the TSX, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 10, 2010 which resulted in increased reporting and disclosure. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated and to be promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative effort and expenses.

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“Conflict Minerals” Rules

The “conflict minerals” rules promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act may impact the value of the physical gold held by the Company in future periods.

On July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require disclosure on an annual basis beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country. Gold acquired by the Company prior to January 31, 2013 is considered to be “outside the supply chain” and not subject to the “conflict minerals” rules. The sellers of bullion to the Company will be required to confirm to it that gold supplied is “DRC conflict free” under the “conflict minerals” rules or similar rules and regulations promulgated by other countries or organizations and should a supplier be unable to do so, the value of the gold acquired by the Company in the future may be adversely affected. Central Fund only purchases refined gold bullion through Canadian based banks. The gold bullion is refined by and delivered directly to its custodian from North American based refiners who meet the International Good Delivery Standards as set by the London Bullion Market Association (LBMA).

Future Offerings

Central Fund may only undertake offerings of Class A shares where the net proceeds per share to be received by Central Fund are not less than the net asset value calculated at the time of pricing an offering. Accordingly, the price at which Class A shares are offered to the public (other than in a rights offering to existing shareholders) may be below the trading price of Class A shares on the NYSE MKT or TSX at the time of the offering, which may have the interim effect of lowering the trading price of the Class A shares following such offering.

Possible Adverse Effect of Substantial Official Sector Gold Sales

The official sector consists of central banks, other governmental agencies and multilateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, some of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline which may adversely affect an investment in the Class A shares.

Loss, Damage or Restriction on Access to Gold and Silver

There is a risk that part or all of Central Fund’s gold and silver bullion could be lost, damaged or stolen, notwithstanding the handling of deliveries of bullion by and storage of bullion in the treasury vaults of a Canadian bank. Also, access to Central Fund’s gold and silver bullion could be restricted by natural events or human actions. Any of these events may adversely affect the assets of Central Fund and, consequently, an investment in the Class A shares.

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Investment Eligibility

The Board of Directors intend that the Class A shares will be qualified investments under the applicable tax legislation for various type of investment plans. However, there can be no assurance for the future that the Class A shares will continue to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

Regulatory Changes

Central Fund may be affected by changes in regulatory requirements, customs duties and other taxes. Such changes could, depending on their nature, benefit or adversely affect Central Fund and its shareholders.

Competition

An investment in the Class A shares may be adversely affected by competition from other methods of investing in gold and silver. Central Fund may be regarded as competing with other financial vehicles, including traditional debt and equity securities issued by companies in the precious metals industry; other securities backed by or linked to gold or silver; direct investments in gold or silver and open-end or closed-end investment entities. Market and financial conditions, and other conditions beyond Central Fund’s control, may make it more attractive to invest in other financial securities or to invest in gold or silver bullion directly, which could occasionally reduce the marketability for the Class A shares.

Conflict of Interest

The Directors and Officers of Central Fund and of the Administrator may provide advisory, administration, investment management and other services to other entities and parties including certain of them who provide services to Central GoldTrust or Silver Bullion Trust which also acquire and hold bullion. The Directors and Officers of Central Fund have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect of the affairs of Central Fund, as they arise from time to time.

Delivery of Silver and Gold Bullion

In accordance with industry standards, there is a delay between the time of acquisition of the bullion purchased by Central Fund out of the proceeds of offerings of Class A shares and the time of actual delivery of such bullion, due to factors beyond Central Fund’s control.

Risks Related to Redemption

The redemption price of Class A shares as referred to under “Capital Structure, Dividends and Market for Securities – Capital Structure - Class A Non-voting Shares” will generally be lower than the price received from selling Class A shares on the NYSE MKT or TSX. If holders of a substantial number of Class A shares were to exercise their redemption rights, the number of Class A shares outstanding and the net assets of Central Fund could be significantly reduced. If a substantial number of the Class A shares were to be redeemed, this could decrease the liquidity of the Class A shares in the market and increase the management expense ratio of Central Fund. In any such circumstance, the articles of Central Fund provide for the suspension of redemptions during specified unusual circumstances such as suspension of trading on certain stock exchanges or the London bullion market or to comply with applicable laws and regulations.

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Actions and Enforceability

Central Fund and the Administrator are organized under the laws of Canada, their respective head offices and administrative activities are carried out in Canada and their Directors and Officers are residents of jurisdictions outside the United States as are a substantial portion of the assets of such individuals. All of the assets of Central Fund, principally gold and silver bullion, are located in Canada. As a result, a shareholder may be unable to serve legal process within the United States other than upon Central Fund or enforce against any of the above entities or individuals in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal or state securities laws of the United States, or bring an original action in the Canadian courts to enforce liabilities against any of such entitled or individuals based on the United States federal or state securities laws.

ADDITIONAL INFORMATION

Central Fund has no employees and there are no Officers of Central Fund who receive remuneration from Central Fund for acting in such capacity. Officers who are also Directors receive the standard Director's fee, except Messrs. Philip Spicer and Stefan Spicer who receive no remuneration as Directors from Central Fund. Central Fund does not have any retirement or benefit plans. No Director or Officer of Central Fund is or has been indebted to Central Fund. Mr. Dale Spackman and Mrs. Catherine A. Spackman are husband and wife.

As of December 9, 2014, the Directors and Officers of Central Fund as a group beneficially owned or are deemed to own, directly or indirectly, approximately 63.1% of the outstanding Common shares of Central Fund.

John Elder, Secretary of the Company, was a director of a restaurant enterprise, Richtree Inc. ("Richtree"). Richtree is not affiliated with the Company or the Administrator. In late December 2002 and again in late December 2003, the Ontario Securities Commission issued a temporary restraining order prohibiting each of the directors and officers of Richtree from trading in the securities of Richtree until its annual audited financial statements were filed. The directors individually consented to the Commission issuing such orders. Such orders were lifted in late January 2003 and late February 2004 respectively following Richtree's filing of the audited financial statements for the relevant fiscal year. In October of 2004, Richtree made a proposal under the Companies' Creditors Arrangement Act (Canada) and all of its assets were subsequently sold to the secured creditor in early 2005. Mr. Elder ceased to be a director prior to completion of such sale.

Central Fund’s Registrar and Transfer Agent is CST Trust Company at Calgary, Montreal, Toronto and Vancouver. CST’s Co-Transfer Agent for business in the United States is American Stock Transfer & Trust Company LLC in New York.

Central Fund will provide the following information to any person who requests it from Central Fund's President, Treasurer or Secretary at Suite 805, 1323-15th Avenue S.W., Calgary, Alberta T3C 0X8:

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(a)	when securities of Central Fund are in the course of a distribution pursuant to a short form prospectus or a base shelf or preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of Central Fund's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of Central Fund for its most recently completed financial year, together with the accompanying report of Central Fund's Auditor, and one copy of any of Central Fund's interim financial statements subsequent to the financial statements for the most recently completed financial year;

(iii)	one copy of Central Fund's Information Circular in respect of the most recent annual meeting of shareholders that involved the election of Directors; and

(iv)	one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and is not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that Central Fund may require the payment of a reasonable charge if the request is made by a person who is not a holder of Central Fund's securities.

Additional information, including Directors' and Officers' remuneration, principal holders of Central Fund's Common shares and interests of insiders in material transactions, where applicable, is contained in Central Fund's Information Circular dated as of January 9, 2015 in connection with its Annual Meeting of shareholders to be held on February 23, 2015. Additional financial information is provided in Central Fund's 2014 Annual Report. Copies of Central Fund’s 2013 Annual Report and its Information Circular dated as of January 10, 2014 may be obtained, and of its Information Circular to be dated as of January 9, 2015 may shortly be obtained, by visiting the Company’s website at www.centralfund.com.

Further information relating to Central Fund may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

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